SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)1

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y109

(CUSIP Number)

James Westra, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

__________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.	NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 314,601,233
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 314,601,233
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 314,601,233
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 55.0%
14.	TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

13D
1.	NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 311,786,371
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 311,786,371
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 311,786,371
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 54.6%
14.	TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

13D
1.	NAME OF REPORTING PERSONS Thomas H. Lee Equity Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 176,117,201
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 176,117,201
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 176,117,201
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 30.8%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

13D
1.	NAME OF REPORTING PERSONS Thomas H. Lee Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 114,953,537
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 114,953,537
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 114,953,537
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 20.1%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

13D
1.	NAME OF REPORTING PERSONS Thomas H. Lee Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 20,080,075
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 20,080,075
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 20,080,075
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 3.5%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

13D
1.	NAME OF REPORTING PERSONS THL Equity Fund VI Investors (MoneyGram), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 635,558
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 635,558
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 635,558
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.	TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

13D
1.	NAME OF REPORTING PERSONS THL Coinvestment Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 484,916
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 484,916
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 484,916
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

13D
1.	NAME OF REPORTING PERSONS THL Operating Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 597,425
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 597,425
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 597,425
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.1%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

13D
1.	NAME OF REPORTING PERSONS Putnam Investments Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 866,092
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 866,092
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 866,092
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.2%
14.	TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

13D
1.	NAME OF REPORTING PERSONS Great-West Investors L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 1,732,521
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 1,732,521
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,732,521
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.3%
14.	TYPE OF REPORTING PERSON PN
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

13D
1.	NAME OF REPORTING PERSONS Putnam Investments Employees’ Securities Company III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 866,092
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 866,092
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 866,092
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*† 0.2%
14.	TYPE OF REPORTING PERSON OO
*See Item 5.
† This percentage is calculated using a fraction, the numerator of which is the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, and the denominator of which is 571,501,322 (which is the sum of (i) 398,311,755 shares of Common Stock outstanding immediately following the closing of the Recapitalization (as defined in Item 4) and (ii) 173,189,567 shares of Common Stock issuable upon the conversion, subject to certain limitations, of the 173,189.5678 shares of Series D Participating Convertible Preferred Stock of the Issuer outstanding immediately following the closing of the Recapitalization).

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008, as amended on March 9, 2011 and May 9, 2011 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

Item 1.  Security and Issuer.

The first and second paragraphs of Item 1 of the Schedule 13D are hereby amended and restated in their entirety with the following:

“This Schedule 13D is being filed jointly on behalf of the Reporting Persons (as defined below in Item 2) with respect to the shares of common stock (“Common Stock”), par value $0.01 per share, of MoneyGram International, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 2828 N. Harwood Street, 15th Floor, Dallas, Texas 75201.

The Reporting Persons currently hold Common Stock and previously held Series B Participating Convertible Preferred Stock, par value $0.01 per share (“Series B Stock”).  Goldman Sachs (as defined below in Item 2) currently holds Series D Participating Convertible Preferred Stock, par value $0.01 per share (“Series D Stock”) and previously held Series B-1 Participating Convertible Preferred Stock, par value $0.01 per share (“Series B-1 Stock”).  SPCP Group, LLC (“Silver Point”) currently holds Common Stock and previously held Series B Stock.  See Item 4 regarding, pursuant to the Recapitalization (as defined in Item 4)  (i) the conversion of each share of Series B Stock into a certain number of shares of Common Stock, with the precise number determined by a formula in the Series B Stock Certificate of Designations Preferences and Rights, attached hereto at Exhibit 7.12 (the “Series B Certificate”), (ii) the conversion of Series B-1 Stock into a certain number of shares of Series D Stock, with the precise number determined by a formula in the Series B-1 Stock Certificate of Designations Preferences and Rights, attached hereto at Exhibit 7.13 (the “Series B-1 Certificate”), and (iii) the Reporting Persons’, Goldman Sachs’ and Silver Point’s receipt of cash and additional shares of Common Stock and Series D Stock.

The Series D Stock is convertible into shares of Common Stock by a holder, other than Goldman Sachs (as defined in Item 2) or their affiliates, that receives such shares by means of (i) a widespread public distribution, (ii) a transfer to an underwriter for the purpose of conducting a widespread public distribution, (iii) a transfer in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company, or (iv) a transfer to a transferee that would control more than 50% of the voting securities of the Company without any transfer from such transferor or its affiliates, as applicable (each of (i) – (iv), a “Widely Dispersed Offering”).  The Series D Stock is generally non-voting while held by Goldman Sachs or their affiliates and while held by any holder who receives such shares by means other than a Widely Dispersed Offering except for the right of such holders to vote on specific actions described in the Amended and Restated Series D Stock Certificate of Designations.  The Amended and Restated Series D Stock Certificate of Designations is included as Exhibit 7.21 hereto and incorporated by reference in its entirety into this Item 1.

If the Reporting Persons are determined to be members of a “group” with Goldman Sachs or Silver Point as discussed in Item 2 below, the Reporting Persons may be deemed to beneficially own the shares of Common Stock deemed to be owned by Goldman Sachs or Silver Point.”

Item 2.  Identity and Background.

Paragraphs (a) – (b) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety with the following:

“(a)-(b)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) THL Equity Advisors VI, LLC, a Delaware limited partnership (“Advisors VI”); (2) Thomas H. Lee Advisors, LLC (“THL Advisors”); (3) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership (“Equity Fund”); (4) Thomas H. Lee Parallel Fund VI, L.P., a Delaware limited partnership (“Parallel Fund”); (5) Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership (“DT Fund,” and together with Equity Fund and Parallel Fund, the “Funds”); (6) THL Equity Fund VI Investors (MoneyGram), LLC (which entity was converted from THL Equity Fund VI Investors (MoneyGram), L.P. on April 2, 2008, “Fund VI (MG)”), (7) THL Coinvestment Partners, L.P., a Delaware limited partnership (“Coinvestment Fund”); (8) THL Operating Partners, L.P., a Delaware limited partnership (“Operating Partners”); (9) Great-West Investors L.P., a Delaware limited partnership (“Great-West”); (10) Putnam Investments Employees’ Securities Company III LLC, a Delaware limited liability company (“Putnam,” and together with Fund VI (MG), Coinvestment Fund, Operating Partners and Great-West, the “THL Coinvest Entities”)); and (11) Putnam Investments Holdings, LLC (“Putnam Holdings”). The Funds and the THL Coinvest Entities are all direct holders of Common Stock, and are herein referred to as “THL.”  It is the understanding of the Reporting Persons that Goldman Sachs and Silver Point will each be filing a separate Schedule 13D (the “Goldman Sachs Schedule 13D” and the “Silver Point Schedule 13D,” as applicable).

The principal business address and principal office of the Reporting Persons other than Putnam, Putnam Holdings, and Great-West is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.  The principal business address and principal office of Putnam Holdings and Putnam is One Post Office Square, Boston, Massachusetts 02109.  The principal business address of Great-West is 8515 East Orchard Road, Greenwood Village, Colorado 80111.

The Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with affiliates of Goldman, Sachs &

Co., including GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Parallel, L.P., GSMP V Onshore US, Ltd., GSMP V Offshore US, Ltd., GSMP V Institutional US, Ltd. (collectively, the “GS Investors”), and The Goldman Sachs Group, Inc. (“GS Group”, and together with the GS Investors, “Goldman Sachs”), and may be deemed to beneficially own the Common Stock deemed to be owned or able to be acquired within 60 days by Goldman Sachs. While owned by Goldman Sachs, the Series B-1 Stock and Series D Stock was or is, as applicable, a non-voting stock and cannot be converted into Common Stock. The principal business and principal office of Goldman Sachs is located at 200 West Street, New York, New York 10282.

The Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Silver Point, and may be deemed to beneficially own the Common Stock deemed to be owned or able to be acquired within 60 days by Silver Point. The principal business and principal office of Silver Point is located at Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830-6353.”

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety with the following:

“Pursuant to the Recapitalization (as defined and discussed in Item 4), the Reporting Persons converted, and thereby ceased to beneficially own, their Series B Stock.

The terms Closing Date, Transaction, Purchase Agreement, Silver Point Letter Agreement and Investors have the definitions ascribed to such terms in Item 3 of the Schedule 13D, prior to any amendments thereto.”

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the paragraph beginning “Each of the Reporting Persons reserves the right”:

“The Stockholder Meeting was held on May 18, 2011 (the “Recapitalization Closing Date”) and the Stockholder Approval Requirements were satisfied.  Following the Stockholder Meeting on the Recapitalization Closing Date, the closing of the Recapitalization occurred in accordance with the Recapitalization Agreement, as amended by the Amendment, and (i) the holders of Series B Stock (including the Reporting Persons) converted all of the shares of Series B Stock into Common Stock (the “Conversion Common Stock”) in accordance with the Series B Certificate, (ii) the GS Investors converted all of the shares of Series B-1 Stock into Series D Stock in accordance with the Series B-1 Certificate (the “Conversion Series D Stock:”), (iii) the Series D Certificate was amended, (iv) an amount equal to the dividends payable (at the

12.5% accrual rate) on the shares of Series B Stock and Series B-1 Stock with respect to the days between the end of the immediately preceding quarterly dividend period for which dividends were accrued and the Recapitalization Closing Date was paid in cash to the Investors, and (v) as an inducement to the Investors to effect such conversions in accordance with the Series B Certificate and the Series B-1 Certificate and to forgo the rights to liquidation preferences and future dividends provided for in the Series B Certificate and the Series B-1 Certificate, as applicable, the Company paid the Investors additional consideration in the form of cash and issued to the Investors additional shares of Common Stock or Series D Preferred Stock (together with the Conversion Common Stock, the Conversion Series D Stock, and all shares of stock of the Company into which any of the foregoing are converted, the “Recapitalization Shares”), as applicable (collectively, the “Recapitalization”).  No shares of Series B Stock or Series B-1 Stock remain outstanding.  The Recapitalization did or may result in one or more of the actions specified in clauses (a) – (j) of Item 4 of Schedule 13D, including without limitation a change to the capitalization or dividend policy of the Company.

As previously discussed, the Purchase Agreement provides the Investors certain rights to designate Board Representatives.  In connection with the closing of the Recapitalization, the Company filed a Certificate of Amendment to the Company’s Amended and Restated Certification of Incorporation (the “Certificate Amendment”) to amend the Company’s Amended and Restated Certificate of Incorporation to remove Goldman Sachs’ right to designate a Board Representative.  The Reporting Persons have the right to designate two (2) to four (4) Board Representatives (the “THL Board Representatives”), which THL Board Representatives together shall be authorized to vote (with each THL Board Representative having equal votes) on all matters occasioning action by the Board a total number of votes equal to the number of votes as is proportionate to the Investors’ common stock ownership, calculated on a fully converted basis assuming the conversion of all shares of Series D Stock into common stock.  Therefore, each director designated by the Reporting Persons has multiple votes and each other director has one vote.  This mechanism is the same as the mechanism that existed prior to the Certificate Amendment, except that prior the Certificate Amendment, the number of votes to which the THL Board Representative were entitled was reduced by the one vote to which a Goldman Board Representative was entitled, if there was a Goldman Sachs Board Representative.  This summary of the Certificate Amendment does not purport to be complete and is qualified in its entirety by reference to the Certificate Amendment, which is attached hereto as Exhibit 7.22 and incorporated by reference in its entirety into this Item 4.”

Item 5.  Interest in Securities of the Company.

Item 5 (a) – (b) is hereby amended and restated in its entirety with the following:

“(a) – (b)

The response to Item 4 is incorporated herein by reference.  Based on information supplied by the Company, immediately following the closing of the Recapitalization, there were 398,311,755 shares of Common Stock outstanding and 173,189.5678 shares of Series D Stock outstanding (equivalent to 173,189,567 shares of Common Stock).  The ownership percentages set forth in this Item 5 include both (i) ownership percentages including the Common Stock issuable upon conversion of the Series D Stock (which Series D Stock, subject to certain exceptions, is non-voting) in the outstanding number of shares of Common Stock (referred to herein as the “Deemed Outstanding”) and (ii) ownership percentages calculated excluding the Common Stock issuable upon conversion of the Series D Stock from the total outstanding number of shares of Common Stock (referred to herein as the “Actually Outstanding”).

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 314,601,233 shares, which constitute 55.0% of the Deemed Outstanding Common Stock and 79.0% of the Actually Outstanding Common Stock.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors does not disclaim beneficial ownership of shares held by the THL Coinvest Entities, (2) Advisors VI does not disclaim beneficial ownership of shares held by Equity Fund, Parallel Fund, DT Fund and Fund VI (MG), (3) Putnam Holdings does not disclaim beneficial ownership of shares held by Putnam, and (4) Great-West does not disclaim beneficial ownership of shares held by Putnam and Putnam Holdings.

        Equity Fund has direct beneficial ownership of 169,761,620 shares, or 29.7% of the Deemed Outstanding Common Stock and 42.6% of the Actually Outstanding Common Stock, and pursuant to the proxy powers granted to Equity Fund over the Common Stock held by Silver Point in the Silver Point Letter Agreement, may be deemed to have an indirect beneficial ownership of 6,355,581 shares, or 1.1% of the Deemed Outstanding Common Stock and 1.6% of the Actually Outstanding Common Stock; such shares aggregate to 176,117,201shares of Common Stock, or 30.8% of the Deemed Outstanding Common Stock and 44.2% of the Actually Outstanding Common Stock.  Equity Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Common Stock.  Equity Fund disclaims beneficial ownership of the stock held by Silver Point.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Equity Fund, the Reporting Persons or any of their respective affiliates are the beneficial owners of any of the stock beneficially owned by Silver Point for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Parallel Fund has direct beneficial ownership of 114,953,537 shares, or 20.1% of the Deemed Outstanding Common Stock and 28.9% of the Actually Outstanding Common

Stock.  Parallel Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Common Stock.

DT Fund has direct beneficial ownership of 20,080,075 shares, or 3.5% of the Deemed Outstanding Common Stock and 5.0% of the Actually Outstanding Common Stock.  DT Fund may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Common Stock.

Fund VI (MG) has direct beneficial ownership of 635,558 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock.  Fund VI (MG) may be deemed to share with Advisors and Advisors IV voting and dispositive power with respect to such Common Stock.

Coinvestment Fund has direct beneficial ownership of 484,916 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock.  Coinvestment Fund may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Operating Partners has direct beneficial ownership of 597,425 shares, or 0.1% of the Deemed Outstanding Common Stock and 0.1% of the Actually Outstanding Common Stock.  Operating Partners may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Putnam has direct beneficial ownership of 866,092 shares, or 0.2% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock.  Putnam may be deemed to share with Putnam Holdings, Great-West and Advisors voting and dispositive power with respect to such Common Stock.

Putnam Holdings, as the managing member of Putnam, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 866,092 shares, or 0.2% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock.  Putnam Holdings may be deemed to share with Great-West and Advisors voting and dispositive power with respect to such Common Stock.

Great-West has direct beneficial ownership of 866,429 shares, or 0.2% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock, and indirectly controls Putnam Holdings, so may be deemed to have an indirect beneficial ownership of 866,092 shares, or 0.2% of the Deemed Outstanding Common Stock and 0.2% of the Actually Outstanding Common Stock; such shares aggregate to 1,732,521 shares of Common Stock, or 0.3% of the Deemed Outstanding Common Stock and 0.4% of the Actually Outstanding Common Stock.  Great-West may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Advisors VI, as the general partner of the Funds and Fund VI (MG), may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 311,786,371 shares, or 54.6% of the Deemed Outstanding Common Stock and 78.3% of the Actually Outstanding Common Stock.  Advisors VI may be deemed to share with Advisors voting and dispositive power with respect to such Common Stock.

Advisors, (1) as the general partner of the sole member of Advisors VI, (2) as the general partner of the general partner of Coinvestment Fund and Operating Partners, and (3) pursuant to the terms of the Fourth Amended and Restated Limited Partnership Agreement of Thomas H. Lee Equity Fund VI, L.P., which requires Great-West and Putnam to dispose of its shares of stock pro rata with the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 314,601,233 shares, which constitute 55.0% of the Deemed Outstanding Common Stock and 79.0% of the Actually Outstanding Common Stock.

As a result of the matters described in Item 4 above and Item 6 below, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Goldman Sachs and Silver Point.  The Reporting Persons disclaim beneficial ownership of the stock held by Goldman Sachs and Silver Point.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of stock beneficially owned by Goldman Sachs or Silver Point for purposes of Section 13(d) of the Exchange Act or for any other purpose.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the first paragraph thereof:

           “Effective as of the Recapitalization Closing Date and as set forth in the Recapitalization Agreement, as amended by the Amendment, the Investors amended the Shareholders Agreement (the “SHA Amendment”) such that (i) the GS Investors shall be entitled to exercise two of the six “Demand Registrations” (as defined in the Shareholders Agreement), (ii) the term “Securities” (as defined in the Shareholders Agreement) shall include all Recapitalization Shares, and (iii) Silver Point shall cease to be a party to the Shareholders Agreement on the nine-month anniversary of the Recapitalization Closing Date.  This summary of SHA Amendment does not purport to be complete and is qualified in its entirety by reference to the SHA Amendment, which is attached as Exhibit 7.23 and incorporated by reference in its entirety into this Item 6.”

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the second paragraph thereof:

“Effective as of the Recapitalization Closing Date and as set forth in the Recapitalization Agreement, as amended by the Amendment, the Investors and the Company amended to the Registration Rights Agreement (the “Reg Rights Amendment”) such that (i) the number of “Demand Registrations” (as defined in the Registration Rights

Agreement) shall be increased from five Demand Registrations to six, and (ii) the term “Registrable Securities” as defined in the Registration Rights Agreement) shall include all Recapitalization Shares.  This summary of Reg Rights Amendment does not purport to be complete and is qualified in its entirety by reference to the Reg Rights Amendment, which is attached as Exhibit 7.24 and incorporated by reference in its entirety into this Item 6.”

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the third paragraph thereof:

“Pursuant to the 2009 Letter Agreement, Silver Point has appointed Equity Fund as proxy, with the full power of substitution and authorized Equity Fund to vote all of its shares of stock acquired pursuant to the 2009 Letter Agreement and any shares into which such shares are converted (the “Transferred Shares”), in such manner as stock held by the Reporting Persons are voted (the “Proxy”).  Additionally, pursuant to the 2009 Letter Agreement, Silver Point and the THL Funds have agreed that Silver Point may not sell or transfer any Transferred Shares unless the THL Funds sell or transfer any shares of stock to an unaffiliated third party, in which case, Silver Point shall sell or transfer, in the same transaction and on the same terms and conditions, a number of Transferred Shares equal to the number of shares being sold or transferred by the THL Funds multiplied by the applicable percentage (the “Co-Exit Rights”).  Concurrently with entry into the Recapitalization Agreement, Silver Point and the THL Investors entered into a letter agreement (the “Amendment Letter”) amending certain terms of the 2009 Letter Agreement, including (i) making all of the Recapitalization Shares subject to the 2009 Letter Agreement and (ii) terminating the Proxy and the Co-Exit Rights on the nine-month anniversary of the Recapitalization Closing Date, or February 18, 2012.  Upon such termination of the Proxy and Co-Exit Rights and Silver Point ceasing to be party to the Shareholders Agreement on February 18, 2012, any and all beneficial ownership any Reporting Person may be deemed to have with respect to shares of Common Stock held by Silver Point shall terminate.  This summary of the Amendment Letter does not purport to be complete and is qualified in its entirety by reference to the Amendment Letter, which is attached to this Schedule D as Exhibit 7.19 and incorporated by reference in its entirety into this Item 6.”

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

“EXHIBIT 7.21

Amended and Restated Certificate of Designations, Preferences and Rights of Series D Participating Convertible Preferred Stock of MoneyGram International, Inc., dated May 18, 2011 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by MoneyGram International, Inc. on May 23, 2011).

EXHIBIT 7.22

Certificate of Amendment to Amended and Restated Certificate of Incorporation of MoneyGram International, Inc., dated May 18, 2011 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by MoneyGram International, Inc. on May 23, 2011).

EXHIBIT 7.23

Amendment No. 1 to Amended and Restated Shareholders Agreement, by and among the Investors, dated as of May 18, 2011.

EXHIBIT 7.24

Amendment No. 1 to Registration Rights Agreement, by and among the Company and the Investors, dated as of May 18, 2011 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by MoneyGram International, Inc. on May 23, 2011).”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 23, 2011

THOMAS H. LEE ADVISORS, LLC

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THL EQUITY ADVISORS VI, LLC

By:	THOMAS H. LEE PARTNERS, L.P. its general partner
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P. By: THL EQUITY ADVISORS VI, LLC, its general partner By: THOMAS H. LEE PARTNERS, L.P., its sole member By: THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

[Signature Page to 13D/A]

THOMAS H. LEE PARALLEL FUND VI, L.P. By: THL EQUITY ADVISORS VI, LLC, its general partner By: THOMAS H. LEE PARTNERS, L.P., its sole member By: THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P. By: THL EQUITY ADVISORS VI, LLC, its general partner By: THOMAS H. LEE PARTNERS, L.P., its sole member By: THOMAS H. LEE ADVISORS, LLC, its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THL EQUITY FUND VI INVESTORS
(MONEYGRAM), LLC

By: THL EQUITY ADVISORS VI, LLC, its general
partner
By: THOMAS H. LEE PARTNERS, L.P., its sole member
By: THOMAS H. LEE ADVISORS, LLC, its general
partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

[Signature Page to 13D/A]

THL COINVESTMENT PARTNERS, L.P.

By:	THOMAS H. LEE PARTNERS, L.P. its general partner
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

THL OPERATING PARTNERS, L.P.

By:	THOMAS H. LEE PARTNERS, L.P. its general partner
By:	THOMAS H. LEE ADVISORS, LLC its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

[Signature Page to 13D/A]

GREAT-WEST INVESTORS L.P.

By	THOMAS H. LEE ADVISORS, LLC its attorney-in-fact

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III LLC

By	PUTNAM INVESTMENTS HOLDINGS, LLC its managing member
By	PUTNAM INVESTMENTS, LLC its managing member
By	THOMAS H. LEE ADVISORS, LLC its attorney-in-fact

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

PUTNAM INVESTMENTS HOLDINGS, LLC

By	PUTNAM INVESTMENTS, LLC its managing member
By	THOMAS H. LEE ADVISORS, LLC its attorney-in-fact

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Managing Director

[Signature Page to 13D/A]